Exhibit 99.77(i)

ITEM 77I – Terms of new or amended securities

1.	On January 11, 2018, the Registrant’s Board of Trustees approved the establishment of Class P3 shares for Voya Large Cap Value Fund, Voya Large-Cap Growth Fund, Voya MidCap Opportunities Fund, Voya Multi-Manager Mid Cap Value Fund, Voya Real Estate Fund, Voya SmallCap Opportunities Fund, and Voya SMID Cap Growth Fund.